Registration Statement No. 333-285508

Filed Pursuant to Rule 433

CAPPED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Notes with Absolute Return Buffer Linked to the Common Stock of NVIDIA Corporation
Issuer	Bank of Montreal (“BMO”). References on this page to “we,” “us” or “our” mean BMO.
Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure	Common Stock of NVIDIA Corporation (the “Underlying Company”) (Bloomberg symbol: “NVDA”)
Payout Profile at Maturity

•  1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

•  A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than 20.00% (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)

•  1-to-1 downside exposure to decreases in the Market Measure beyond a 20.00% decline, with up to 80% of your principal at risk

Threshold Value	80.00% of the Starting Value of the Market Measure
Capped Value	[$14.00 to $14.50] per unit, a return of [40.00% to 45.00%] over the principal amount, to be determined on the pricing date
Participation Rate	100%
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/927971/000121465926007096/z526260424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Any positive return on the notes is limited. The notes provide for a positive return if the level of the Market Measure increases or does not decrease by more than 20.00%. However, any positive return on the notes based on the appreciation of the Market Measure will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be 80.00% of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to 20.00%. Any decline in the Ending Value from the Starting Value by more than 20.00% will result in a loss, rather than a positive return, on the notes.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.
•	The initial estimated value of the notes on the pricing date, based on our proprietary pricing models, will be less than the public offering price because costs associated with offering, structuring and hedging the notes are included in the public offering price, but are not included in the initial estimated value.
•	To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.
•	The initial estimated value of the notes is not an indication of the price, if any, at which we, BofAS or any of our respective affiliates or any other person may be willing to buy the notes from you in the secondary market (if any).
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may adversely affect the market value of and return on the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS.
•	The Underlying Company will have no obligations relating to the notes, and none of us, MLPF&S or BofAS will perform any due diligence procedures with respect to the Underlying Company in connection with this offering.
•	You will have no rights of a holder of the Market Measure, and you will not be entitled to receive shares of the Market Measure or dividends or other distributions by the Underlying Company.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of the Underlying Company, we, MLPF&S, BofAS and our respective affiliates do not control the Underlying Company, and have not verified any disclosure made by the Underlying Company.
•	The Redemption Amount will not be adjusted for all corporate events that could affect the Market Measure. See “Description of the LIRNs—Anti-Dilution Adjustments” in product supplement STOCK LIRN-1.
•	The U.S. federal income tax consequences of an investment in the notes are unclear.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$2.00	-80.00%
-50.00%	$7.00	-30.00%
-40.00%	$8.00	-20.00%
-30.00%	$9.00	-10.00%
-21.00%	$9.90	-1.00%
-20.00%(1)	$12.00(2)	20.00%
-10.00%	$11.00	10.00%
-5.00%	$10.50	5.00%
-2.50%	$10.25	2.50%
0.00%	$10.00	0.00%
2.50%	$10.25	2.50%
5.00%	$10.50	5.00%
10.00%	$11.00	10.00%
20.00%	$12.00	20.00%
30.00%	$13.00	30.00%
40.00%	$14.00	40.00%
42.50%	$14.25(3)	42.50%
50.00%	$14.25	42.50%
60.00%	$14.25	42.50%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	Any positive return based on the depreciation of the Market Measure is limited by the hypothetical Threshold Value.
(3)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

BMO has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that BMO has filed with the SEC, for more complete information about BMO and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BMO, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.